Exhibit 5.1

SMITH, ANDERSON, BLOUNT, DORSETT,
MITCHELL & JERNIGAN, L.L.P.
OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601	May 15, 2019	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611 TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

Investors Title Company
121 North Columbia Street
Chapel Hill, North Carolina 27514

Re:	Investors Title Company Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel for Investors Title Company, a North Carolina corporation (the “Company”), in connection with the registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), of 250,000 shares (the “Shares”) of common stock of the Company, no par value per share (the “Common Stock”), for issuance under the Company’s 2019 Stock Appreciation Rights Plan (the “Plan”), and the associated rights to purchase Series A Junior Participating Preferred Stock (the “Rights”) issuable pursuant to the Amended and Restated Rights Agreement, amended and restated as of October 31, 2012, between the Company and Broadridge Corporate Issuer Solutions, Inc. (the “Rights Agreement”).

This letter is being furnished in accordance with the requirements of Item 8 of Form S-8 and Item 601(b)(5)(i) of Regulation S-K.

We have reviewed the Articles of Incorporation of the Company, as amended, the Amended and Restated Bylaws of the Company, certified copies of resolutions of the Board of Directors of the Company (the “Board”), the Rights Agreement and such other documents and have considered such matters of law and fact, in each case, as we, in our professional judgment, have deemed appropriate to render the opinions contained herein. We call your attention to the fact that, as a matter of customary practice, certain assumptions underlying opinions are understood to be implicit. With respect to certain facts, we have considered it appropriate to rely upon certificates or other comparable documents of public officials and officers or other appropriate representatives of the Company, without investigation or analysis of any underlying data contained therein.

Based upon and subject to the foregoing and the further assumptions, limitations, and qualifications hereinafter expressed, it is our opinion that:

Investors Title Company
May 15, 2019

(1)  The Shares have been duly authorized, and when issued and delivered against payment therefor in accordance with the Plan as described in the Registration Statement and upon either (a) the countersigning of the certificates representing the Shares by a duly authorized signatory of the registrar for the Common Stock, or (b) the book entry of the Shares by the transfer agent for the Common Stock, will be validly issued, fully paid, and nonassessable.

(2)  When issued in accordance with the Rights Agreement, the Rights will constitute valid and binding obligations of the Company, except as may be limited by (a) applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether considered in a proceeding in equity or at law), which may, among other things, deny rights of specific performance.

In rendering the opinion set forth in paragraph 2 above, we (i) express no opinion as to the determination that a court may make regarding whether the Board would be required to redeem or terminate, or take other action with respect to, the Rights or the Rights Agreement in the future based on the facts and circumstances existing at the time, (ii) have assumed that the members of the Board have acted in a manner consistent with their fiduciary duties as required under applicable law in approving and adopting the Rights Agreement, and (iii) have addressed the Rights and the Rights Agreement in their entirety (we have not addressed whether the invalidity of any particular provision of the Rights Agreement or the Rights issued thereunder would result in invalidating the Rights in their entirety).

We express no opinion as to any matter other than as expressly set forth above, and no opinion, other than the opinions given herein, may be inferred or implied herefrom. The opinions set forth herein are limited to matters governed by the laws of the State of North Carolina, and no opinion is expressed herein as to the laws of any other jurisdiction. The opinions expressed herein do not extend to compliance with federal or state securities laws relating to the offer or sale of the Shares or the issuance of the Rights.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement and to all references to us in the Registration Statement and any amendment thereto. Such consent shall not be deemed to be an admission that our firm is within the category of persons whose consent is required under Section 7 of the Act or the regulations promulgated pursuant to the Act.

Investors Title Company
May 15, 2019

Our opinions expressed herein are as of the date hereof, and we undertake no obligation to advise you of any changes in applicable law or any other matters that may come to our attention after the date hereof that may affect our opinions expressed herein.

Sincerely yours,

/s/ Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

SMITH, ANDERSON, BLOUNT, DORSETT,
MITCHELL & JERNIGAN, L.L.P.